SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                                FORM 11-K/A

                            Amendment No. 1 to

                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934




     [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1997

                                    OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from ________ to ________

         Commission file number     0-8570

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                           INVESTMENT PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                 CIRCUS CIRCUS ENTERPRISES, INC.
                 2880 Las Vegas Boulevard South
                 Las Vegas, Nevada  89109-1120









                  CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN


                  INDEX TO FINANCIAL STATEMENTS


                                                            Page

Report of Independent Public Accountants                      3

Statements of Net Assets Available for Benefits
  as of December 31, 1997 and 1996                            5

Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 1997               6

Notes to Financial Statements                              7-13


Schedules:
 II.   Combining Statements of Net Assets Available
         for Benefits as of December 31, 1997 and 1996    14-15

III.   Combining Statement of Changes in Net Assets
         Available for Benefits for the Year
         Ended December 31, 1997                             16

Schedule of Assets Held for Investment at
  December 31, 1997 (Form 5500 Schedule 27(a))               17

Reportable Transactions for the Year
  Ended December 31, 1997 (Form 5500 Schedule 27(d))         18


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors

  of Circus Circus Enterprises, Inc.:


We have audited the accompanying statements of net assets available for benefits (including Schedule II) of Circus Circus Employees' Profit Sharing and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits (including Schedule III) for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                ARTHUR ANDERSEN LLP
Las Vegas, Nevada
June 15, 1998


                 CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                               INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AS OF DECEMBER 31, 1997 AND 1996



                                              1997           1996


CASH                                      $3,500,164     $3,715,391

CONTRIBUTIONS RECEIVABLE:
  Employee                                   212,575        433,759
  Employer                                   749,918        889,222

INVESTMENT INCOME RECEIVABLE                 582,961        390,153

INVESTMENTS, at contract or market value:

  Circus Circus Common Stock Fund
   (cost of $14,094,667 and $14,587,182)  12,374,271     21,908,288

  Fixed Income Fund
   (cost of $19,649,988 and $15,260,030)  19,649,988     15,260,030

  General Common Stock Fund
   (cost of $4,485,140 and $2,847,420)     7,064,988      4,201,928

  U.S. Government Securities Fund
   (cost of $1,054,608 and $707,831)       1,071,375        709,947

  Capital Fund
   (cost of $3,446,440 and $2,163,725)     3,849,320      2,280,472

  Small Capitalization Index Fund
   (cost of $1,468,075 and $583,829)       1,653,521        598,939

  International Growth Fund
   (cost of $997,687 and $417,260)           941,900        433,621

  ESOP Fund
   (cost of $12,201,278 and $13,761,886)   9,292,527     17,552,872

  NET ASSETS                             $60,943,508    $68,374,622




      The accompanying notes are an integral part of these statements.


                   CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                 INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


CONTRIBUTIONS:

  Employee                                   $ 6,894,563

  Employer automatic                           3,767,200

  Employer matching                              482,718

    Total contributions                       11,144,481

INVESTMENT INCOME:

  Interest                                        49,471

  Cash dividends                               1,944,023

    Total investment income                    1,993,494

INVESTMENT LOSSES:

  Realized losses, net                        (1,352,822)

  Unrealized depreciation                    (12,159,349)

     Total net investment losses             (13,512,171)

DECREASE BEFORE DISTRIBUTIONS                   (374,196)

BENEFIT DISTRIBUTIONS                         (7,056,918)

DECREASE IN NET ASSETS                        (7,431,114)

NET ASSETS, beginning of year                 68,374,622

NET ASSETS, end of year                      $60,943,508




   The accompanying notes are an integral part of this statement.


                  CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


(1)  Description of the Plan

The following description of the Circus Circus Employees' Profit
Sharing and Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. ("CCEI") in August 1985 and has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

The Plan is administered by CCEI except with respect to investments (see Note 2). Plan amendments must be approved by CCEI's Board of Directors.

The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended.

Changes in the Plan

On November 21, 1995, the Plan was amended (Tenth Amendment and Restatement, effective January 1, 1996) for the primary purpose of offering participants a greater diversity of investment alternatives. Two investment options were added, Fund F-Small Capitalization Index Fund and Fund G-International Growth Fund (See Note 2 Investment Options).

The Plan, as amended, requires that participants make an election (among the seven investment options) for the investment of all employer contributions subsequent to 1995, which are made in cash and no longer directed to the ESOP Fund. No more than 25% of these contributions or of post-1995 employee contributions may be directed to Fund A, the Circus Circus Stock Fund. Transfers of previously invested balances into Fund A will be allowed only to the extent that a participant's Fund A balance is less than 25% of his/her total balance prior to the transfer. The Plan, as amended, also provides that any contributions by or for a participant who fails to make investment elections will be invested in Fund B, the Fixed Income Fund, unless the Trustee designates a different default fund.

The Plan amendment also modified an eligibility provision to permit qualifying employees of specific subsidiaries acquired in 1995 to enter the Plan on January 1, 1996. The amendment also changed the name of the Plan to the Circus Circus Employees' Profit Sharing and Investment Plan. Other minor changes were included in the amendment for purposes of regulatory compliance, clarification and general updating.

Contributions

Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code") as follows:

i. Section 401(k) of the Code establishes maximum percentages of compensation which may be contributed as elective contributions by participants of the Plan who constitute "Highly Compensated Employees" (as defined in the Code).

ii. Section 401(m) of the Code establishes maximum percentages of compensation which may be contributed as matching contributions on behalf of such Highly Compensated Employees.

iii. Section 402(g) of the Code establishes a specific dollar limitation on the amount of an individual participant's elective contributions to the Plan.

iv. Section 415 of the Code establishes limitations on the combined amounts of annual employer and employee contributions and forfeitures which may be credited to an individual participant's account.

     Employee Savings Contributions

     The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Internal Revenue Code. The participants may elect to have such contributions invested in any of seven investment options (see Note 2 "Investment Options").

     Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

     Automatic Contributions

     The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

     Employer Matching Contributions

     The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service. The contributions are funded in cash.

     Employer Discretionary Contributions

     The Plan also provides for discretionary contributions to be made by the Company, if approved by CCEI's Board of Directors. No employer discretionary contributions had been made through December 31, 1997.

Vesting

Participants eligibly employed before July 3, 1989, and who entered the Plan on or before December 31, 1992, are fully vested in all employer contributions and related earnings. For participants with initial eligible employment dates on or after July 3, 1989, and for participants with eligible employment dates prior to July 3, 1989, but who did not enter the Plan until after December 31, 1992, employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service and are completely vested after six years of service, as defined in the Plan. All employee contributions and earnings thereon are 100% vested, regardless of employment date.

The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account is forfeited. Such forfeitures of $247,943 occurring during the 1996 Plan year were allocated among the remaining participants as of the last day of the 1997 Plan year in proportion to the respective participant's automatic contributions for such Plan year.

Benefits

The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

     Retirement Benefit

     Upon the later of reaching normal retirement age (65 years of age), or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

     Death Benefit

     In the event of the death of a participant, his designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant's account balance.

     Disability Benefit

     In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

     Severance of Employment Benefit

     In the event a participant's employment with the Company is terminated, such participant is entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

     Benefits Payable

     Net assets available for benefits at December 31, 1997 and 1996 include the market values of $11,111 and $17,075, respectively, for distributions to be paid subsequent to year end.

(2)  Investment Options

Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant's investment election as of the last day of the Plan year. All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless the Trustee designates a different default fund or until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

     Fund A - Circus Circus Common Stock Fund

     This Fund is invested by Bank of America, Nevada (the "Trustee"), primarily in CCEI common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

     The respective numbers of shares of CCEI common stock held by this fund as of the dates indicated are as follows:

                              December 31,
                            1997        1996

     Number of shares      603,623     637,332

     Fund B - Fixed Income Fund

     Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

     Fund C - General Common Stock Fund

     This fund is invested by the Trustee in the S&P 500 Index Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Fund Management. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Price Index.

     Fund D - U.S. Government Securities Fund

     This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the "U.S. Fund"). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

     Fund E - Capital Fund

     This fund is invested by the Trustee in Class A shares of Merrill
     Lynch Capital Fund, Inc. (the "Capital Fund").   The Capital Fund
     seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

     Fund F - Small Capitalization Index Fund

     This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the "Small Cap Fund") and is administered by Vanguard's Core Management Group. The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

     Fund G - International Growth Fund

     This fund is invested by the Trustee in the Scudder International Fund (the "International Fund"), one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder, Stevens & Clark, Inc. The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.


(3)  Summary of Significant Accounting Policies

Accrual Basis of Accounting

The Plan's financial statements are prepared on an accrual basis.

Plan Expenses

Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of CCEI's Board of Directors. All Plan expenses during 1997 were paid by the Company.

Valuation of Investments

Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Retirement Preservation Trust, formerly named the Merrill Lynch GIC Managed Trust. The interest rate earned on such investments is the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits subsequent to 1990 is stated at the amount of the contributions plus the interest earned to date.

The values of the General Common Stock Fund, U.S. Government
Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund at the financial statement date are based on the latest available closing prices of the investments included in those funds.

The value of the Circus Circus Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company's common stock, which was $20.50 and $34.38 per share as of December 31, 1997 and 1996, respectively. Subsequent to the end of the 1997 Plan year, the market value of the Company's common stock decreased to $15.81 on June 15, 1998.

(4)  Federal Income Taxes

The Company received a favorable determination letter, dated July 22, 1997, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan qualifies for deferred tax treatment of contributions (under Code
Section 401(k)). In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant.

(5)  Plan Termination

Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.


                                                  CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND                    SCHEDULE II
                                                                     INVESTMENT PLAN                             PAGE 1 OF 4

                                                 COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                  AS OF DECEMBER 31, 1997



                                              CIRCUS CIRCUS
                                              COMMON STOCK      FIXED      GENERAL COMMON    U.S. GOVERNMENT      CAPITAL
                                                  FUND        INCOME FUND    STOCK FUND      SECURITIES FUND       FUND
        ASSETS                      TOTAL        FUND A         FUND B         FUND C            FUND D           FUND E

  CASH                           $ 3,500,164  $   421,033    $ 2,355,491   $   280,285      $    60,062       $  228,060
   CONTRIBUTIONS RECEIVABLE:

    Employee                         212,575       33,580         84,755        32,009            5,973           31,542

    Employer                         749,918       90,239        504,693        60,054           12,869           48,865

  FORFEITURES RECEIVABLE                   -       28,248        172,470        18,361            3,918           14,926

  INVESTMENT INCOME RECEIVABLE       582,961            -        109,300        75,295                -          167,777

  INVESTMENTS, at contract or
    market value:

    Circus Circus Common Stock
      Fund                        12,374,271   12,374,271              -             -                -                -

    Fixed Income Fund             19,649,988            -     19,649,988             -                -                -

    General Common Stock Fund      7,064,988            -              -     7,064,988                -                -

    U.S. Government Securities
      Fund                         1,071,375            -              -             -        1,071,375                -

    Capital Fund                   3,849,320            -              -             -                -        3,849,320

    Small Capitalization Index
      Fund                         1,653,521            -              -             -                -                -

    International Growth Fund        941,900            -              -             -                -                -

    ESOP Fund                      9,292,527            -              -             -                -                -

      NET ASSETS                 $60,943,508  $12,947,371    $22,876,697   $ 7,530,992      $ 1,154,197       $4,340,490

                                   The accompanying notes are an integral part of these statements.


    CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND               SCHEDULE II
                  INVESTMENT PLAN                             PAGE 2 OF 4

 COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
              AS OF DECEMBER 31, 1997



                                     SMALL
                                 CAPITALIZATION   INTERNATIONAL
                                  INDEX FUND      GROWTH FUND    ESOP
        ASSETS                       FUND F          FUND G       FUND

  CASH                           $   94,818      $   60,123    $    292

   CONTRIBUTIONS RECEIVABLE:

    Employee                         14,968          9,748            -

    Employer                         20,316         12,882            -

  FORFEITURES RECEIVABLE              6,137          3,883     (247,943)

  INVESTMENT INCOME RECEIVABLE      115,243        115,346            -

  INVESTMENTS, at contract or
    market value:

    Circus Circus Common Stock
      Fund                                -              -            -

    Fixed Income Fund                     -              -            -

    General Common Stock Fund             -              -            -

    U.S. Government Securities
      Fund                                -              -            -

    Capital Fund                          -              -            -

    Small Capitalization Index
      Fund                        1,653,521              -            -

    International Growth Fund             -        941,900            -

    ESOP Fund                             -              -    9,292,527
      NET ASSETS                 $1,905,003     $1,143,882  $ 9,044,876

       The accompanying notes are an integral part of these statements.



                                                         CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND                    SCHEDULE II
                                                                        INVESTMENT PLAN                                 PAGE 3 OF 4

                                                         COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                      AS OF DECEMBER 31, 1996


                                               CIRCUS CIRCUS
                                               COMMON STOCK      FIXED      GENERAL COMMON  U.S. GOVERNMENT     CAPITAL
                                                  FUND       INCOME FUND     STOCK FUND     SECURITIES FUND      FUND
       ASSETS                      TOTAL          FUND A        FUND B         FUND C           FUND D          FUND E

  CASH                           $ 3,715,391  $   569,598    $ 2,302,132   $   427,087      $    68,159       $  201,659

CONTRIBUTIONS RECEIVABLE:

  Employee                         433,759       52,862        235,458        41,391            9,730           48,306

  Employer                         889,222      100,573        517,892        46,606           12,099           43,869

FORFEITURES RECEIVABLE                   -       42,783        238,600        19,398            4,993           18,206

INVESTMENT INCOME RECEIVABLE       390,153            -        224,653             -                -          102,249

INVESTMENTS, at contract or
  market value:

  Circus Circus Common Stock
    Fund                        21,908,288   21,908,288              -             -                -                -

  Fixed Income Fund             15,260,030            -     15,260,030             -                -                -

  General Common Stock Fund      4,201,928            -              -     4,201,928                -                -

  U.S. Government Securities
    Fund                           709,947            -              -             -          709,947                -

  Capital Fund                   2,280,472            -              -             -                -        2,280,472

  Small Capitalization Index
    Fund                           598,939            -              -             -                -                -

  International Growth Fund        433,621            -              -             -                -                -

  ESOP Fund                     17,552,872            -              -             -                -                -

    NET ASSETS                 $68,374,622  $22,674,104    $18,778,765   $ 4,736,410      $   804,928      $ 2,694,761

The accompanying notes are an integral part of these statements.



       CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND               SCHEDULE II
                     INVESTMENT PLAN                             PAGE 4 OF 4

   COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                   AS OF DECEMBER 31, 1996


                                     SMALL
                                 CAPITALIZATION  INTERNATIONAL
                                  INDEX FUND     GROWTH FUND     ESOP
        ASSETS                      FUND F         FUND G        FUND

  CASH                          $   78,933    $   53,898     $  13,925

CONTRIBUTIONS RECEIVABLE:

  Employee                          30,492        15,520             -

  Employer                          16,721        10,391       141,071

FORFEITURES RECEIVABLE               6,847         4,243      (335,070)

INVESTMENT INCOME RECEIVABLE        45,381        17,870             -

INVESTMENTS, at contract or
  market value:

  Circus Circus Common Stock
    Fund                                 -             -             -

  Fixed Income Fund                      -             -             -

  General Common Stock Fund              -             -             -

  U.S. Government Securities
    Fund                                 -             -             -

  Capital Fund                           -             -             -

  Small Capitalization Index
    Fund                           598,939             -             -

  International Growth Fund              -       433,621             -

  ESOP Fund                              -             -    17,552,872

    NET ASSETS                  $  777,313    $  535,543   $17,372,798

      The accompanying notes are an integral part of these statements.




                                                       CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND                    SCHEDULE III
                                                                     INVESTMENT PLAN                                  Page 1 of 2

                                        COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       FOR THE YEAR ENDED DECEMBER 31, 1997


                                              CIRCUS CIRCUS
                                              COMMON STOCK      FIXED      GENERAL COMMON   U.S. GOVERNMENT      CAPITAL
                                                  FUND       INCOME FUND     STOCK FUND     SECURITIES FUND       FUND
                                    TOTAL        FUND A         FUND B         FUND C           FUND D           FUND E
CONTRIBUTIONS:
  Employee                       $ 6,894,563  $ 1,190,294    $  2,630,040   $ 1,106,548      $  253,557       $  859,121

  Employer automatic               3,767,200      429,208       2,620,486       278,915          59,533          226,800

  Employer matching                  482,718       82,191         239,698        61,424          13,397           50,125

    Total contributions           11,144,481    1,701,693       5,490,224     1,446,887         326,487        1,136,046

INVESTMENT INCOME:
  Interest                            49,471            -               -             -          49,471                -

  Cash dividends                   1,944,023       41,831       1,173,825       184,396           2,373          315,439

    Total investment income        1,993,494       41,831       1,173,825       184,396          51,844          315,439

INVESTMENT GAINS (LOSSES):
  Realized gains (losses), net    (1,352,822)  (1,003,539)              -       103,389          (1,472)          33,666

  Unrealized appreciation
    (depreciation)               (12,159,349)  (7,684,694)              -     1,368,827          16,558          292,081

    Total net investment
      gains (losses)             (13,512,171)  (8,688,233)              -     1,472,216          15,086          325,747

TRANSFERS                                  -     (704,680)       (283,785)      415,359          44,486          227,061

BENEFIT DISTRIBUTIONS             (7,056,918)  (2,077,344)     (2,282,332)     (724,276)        (88,634)        (358,564)

INCREASE (DECREASE) IN
  NET ASSETS                      (7,431,114)  (9,726,733)      4,097,932     2,794,582         349,269        1,645,729

NET ASSETS, beginning of year     68,374,622   22,674,104      18,778,765     4,736,410         804,928        2,694,761

NET ASSETS, end of year          $60,943,508  $12,947,371     $22,876,697   $ 7,530,992     $ 1,154,197       $4,340,490


                                   The accompanying notes are an integral part of these statements.




       CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND           SCHEDULE III
                    INVESTMENT PLAN                          Page 2 of 2

 COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               FOR THE YEAR ENDED DECEMBER 31, 1997


                                     SMALL
                                CAPITALIZATION  INTERNATIONAL
                                  INDEX FUND     GROWTH FUND      ESOP
                                    FUND F          FUND G        FUND
CONTRIBUTIONS:

  Employee                        $  515,566   $  339,437     $       -

  Employer automatic                  93,248       59,010             -

  Employer matching                   21,887       13,996             -

    Total contributions              630,701      412,443             -

INVESTMENT INCOME:
  Interest                                 -            -             -

  Cash dividends                     111,204      114,289           666

    Total investment income          111,204      114,289           666

INVESTMENT GAINS (LOSSES):

  Realized gains (losses), net       (7,293)       4,315      (481,888)

  Unrealized appreciation
    (depreciation)                  170,211      (71,474)   (6,250,858)
    Total net investment
      gains (losses)                162,918      (67,159)   (6,732,746)

TRANSFERS                           331,703      217,799      (247,943)

BENEFIT DISTRIBUTIONS              (108,836)     (69,033)   (1,347,899)

INCREASE (DECREASE) IN
  NET ASSETS                      1,127,690      608,339    (8,327,922)

NET ASSETS, beginning of year       777,313      535,543    17,372,798

NET ASSETS, end of year          $1,905,003   $1,143,882   $ 9,044,876


          The accompanying notes are an integral part of these statements.





                                                                         EIN# 88-0121916

                                CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                              INVESTMENT PLAN

                        SCHEDULE OF ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1997
                                          (Form 5500 Item 27(a))

At December 31, 1997 the Trustee held for the Plan the following investments:


                                                                                            Contract/
                                                             Number of                       Market
                                                           Shares/Units        Cost           Value
Circus Circus Common Stock Fund*                               603,623     $14,094,667    $12,374,271

Fixed Income Fund                                           19,649,988      19,649,988     19,649,988
 (Merrill Lynch Retirement Preservation Trust)

General Common Stock Fund                                      230,505       4,485,140      7,064,988
 (S&P 500 Index Portfolio - SEI Fund Management)

U.S. Government Securities Fund                                100,788       1,054,608      1,071,375
 (Federated U.S. Government Securities Fund)

Capital Fund                                                   111,542       3,446,440      3,849,320
 (Merrill Lynch Capital Fund)

Small Capitalization Index Fund                                 69,622       1,468,075      1,653,521
 (Vanguard Index Trust)

International Growth Fund                                       20,588         997,687        941,900
 (Scudder International Fund)

ESOP Fund*                                                     453,294      12,201,278      9,292,527
 (Circus Circus Common Stock)
                                                            21,239,950     $57,397,883    $55,897,890


*    Party in interest


                                                                                                            EIN# 88-0121916
                                               CIRCUS CIRCUS EMPLOYEES' PROFIT SHARING AND
                                                             INVESTMENT PLAN

                                                         REPORTABLE TRANSACTIONS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1997
                                                         (Form 5500 Item 27(d))
                                              (In thousands, except number of transactions)

                                                                     PURCHASES
                                                             Number of                       Contract/
                                                          Transactions   Shares     Cost    Market Value
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                       625        10,800   $10,800     $10,800
Merrill Lynch Retirement Preservation Trust                    161         6,521     6,521       6,521
Circus Circus Stock*                                           172            93     2,460       1,907



INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A
>/TABLE>



                                                                                   SALES

                                                              Number of            Original              Gain
                                                            Transactions  Shares     Cost    Proceeds   (Loss)
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury                                       575        11,215   $11,215   $11,215   $     -
Merrill Lynch Retirement Preservation Trust                     47         2,557     2,557     2,557         -
Circus Circus Stock*                                            67           184     4,837     4,512      (325)


INDIVIDUALLY REPORTABLE TRANSACTIONS:
              N/A


*    Party in interest




                          SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                           Circus Circus Enterprises, Inc.,
                           as Plan Administrator of the
                           Circus Circus Employees' Profit
                           Sharing and Investment Plan




June 26, 1998              By GLENN SCHAEFFER
                              Glenn Schaeffer
                              President, Chief Financial Officer
                              and Treasurer





























                                   -19-



                         EXHIBIT INDEX


No.                  Description



23      Consent of Arthur Andersen LLP









































                                   -20-

                                                       EXHIBIT 23


            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 15, 1998 included in this Form 11-K, into Circus Circus Enterprises, Inc.'s previously filed Registration Statement File No. 33-18278 on Form S-8.




                                ARTHUR ANDERSEN LLP


Las Vegas, Nevada
June 26, 1998